FORM 3

             UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                          Washington, D. C. 20549
                                                         OMB APPROVAL
                                                   OMB Number:    3235-0287
                                                   Expires:  December 31,
2001
                                                   Estimated average burden
of
                                                   Hours per response:  0.5

          INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company
                               Act of 1940.

1. Name and Address of Reporting Person(s):

      Eric Sorensen
      Shigeki Makino
      Putnam Investments, Inc.
      One Post Office Square
      Boston, Massachusetts

2. Date of Event Requiring Statement:  08/23/2000

3. I.R.S. Identification Number of Reporting Person, if an entity
(Voluntary):

4. Issuer Name and Ticker or Trading Symbol:

      Putnam High Income Convertible and Bond Fund  [PCF]

5. Relationship of Reporting Person(s) to Issuer (Check all applicable):

(   ) Director                         (  )  10% Owner
(   ) Officer (give officer title below)     ( x   )  Other (specify below)

      Managing Director of Issuer's Investment Adviser

6. If Amendment, Date of Original: Month/Day/Year

7. Individual or Joint/Group Filing (Check applicable line):

(  )  Form filed by One       ( x)  Form filed by More than One
      Reporting Person              Reporting Person

Table I: Non-Derivative Securities Acquired, Disposed of, or Beneficially
Owned

1. Title of Security (Instr. 3): Closed-end fund: Putnam High Income Convertible and Bond Fund

2. Amount of Securities Beneficially Owned (Instr. 4):      N/A

3. Ownership Form:  Direct (D) or Indirect (I) (Instr. 5):

4. Nature of Indirect Beneficial Ownership (Instr. 5)

                            (Page 1 of 2 Pages)

Table II:    Derivative Securities Acquired, Disposed of, or Beneficially
Owned
      (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4):  N/A

2. Date Exercisable and Expiration Date (Month/Day/Year):
      Date Exercisable:       Expiration Date:

3. Title and Amount of Securities Underlying Derivative Security (Instr.
4):
      Title:               Amount or Number of Shares:

4. Conversion or Exercise Price of Derivative Security:

5. Ownership Form of Derivative Security:  Direct (D) or Indirect (I)
(Instr. 5):

6. Nature of Indirect Beneficial Ownership (Instr. 5):

Explanation of Responses:




                           CONFIRMING STATEMENT

We, the Officers listed above, as Reporting Persons of Putnam Investment Management,
Inc. and Putnam Investments, Inc., the Issuer's Investment Adviser and
Parent
Holding Company, respectively, hereby authorize and designate Andrew J.
Hachey,
Assistant Vice President of Putnam Investments, Inc. to sign and file this Form and any future Forms 3 on our behalf until further notice.

This Form is permitted to be submitted to the Commission in electronic format at the option of the Reporting Person, pursuant to Rule 101(b)(4) of Regulation S-T.

PUTNAM INVESTMENTS, INC.

/s/ Andrew J. Hachey
   - - - - - - - - - - - - - - - - - - - -
   Assistant Vice President


   Date:  September 13, 2000



                            (Page 2 of 2 Pages)